FILED BY ZIP CO LIMITED
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14A-12
OF THE SECURITIES EXCHANGE ACT OF 1934
SUBJECT COMPANY:  SEZZLE INC.
COMMISSION FILE NUMBER: 000-56267

The following communication was made available by Zip Co Limited on February 28, 2022.

MERCHANT EMAIL

Subject Header: Exciting news from Zip!

Dear [_],

Today, we’re excited to announce we have entered into an agreement to acquire Sezzle to expand our BNPL presence in the U.S. and globally and position ourselves as a leader in our industry. Please see more detail in the attached press release (https://zip.co/zip-sezzle).

Zip and Sezzle are strongly aligned in our company values and vision for the future. Central to our strategy is putting merchants first and ensuring their continued growth.

We’ve been impressed by what the Sezzle team has achieved in the U.S., which is one of the largest BNPL markets globally and a priority geography for us. Together, we expect to drive increased customer engagement through our combined app and checkout ecosystem, attracting new customers and supporting higher frequency of usage. We believe these developments will unlock benefits for our merchant partners around the world and help you meet your business and growth objectives faster.

Together, the combined company had 13.3 million customers globally and a merchant base of nearly 130,000 as of December 2021.

Zip and Sezzle will continue to operate as separate companies until the proposed acquisition closes, which is expected by the end of calendar Q3 2022 and is subject to the satisfaction and waiver of customary closing conditions, including receipt of the requisite approval of Sezzle stockholders and Zip shareholders respectively. We will keep you informed as it progresses but for the time being, it will be business as usual and will not impact how you partner with us.

Thank you for your support, we look forward to growing together. If you have any questions, please do not hesitate to reach out to [AU: 02 8294 2345 or  hello@partners.zip.co] [US [_]].

Yours,

[_]

IMPORTANT LEGAL INFORMATION

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements (including within the meaning of the federal securities laws) with respect to the Proposed Transaction, including but not limited to, statements regarding the expected benefits of the Proposed Transaction and the anticipated timing, completion and effects of the Proposed Transaction, strategies, objectives and the products and markets of Zip and Sezzle. These forward-looking statements generally are identified by the words “ estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “predict,” “target,” “contemplate,” “potential,” “intend,” “seek,” “strategy,” “future,” “opportunity,” “may,” “could,” “target,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” or similar expressions. Forward-looking statements are predictions, projections and other statements about future events or trends that are based on current expectations and assumptions. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of Zip and Sezzle and are not predictions of actual performance, and, as a result, are subject to risks and uncertainties. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Forward-looking statements involve inherent known and unknown risks, uncertainties and contingencies, both general and specific, many of which are beyond Zip’s and Sezzle’s control, and there is a risk that such predictions, forecasts, projections, and other forward-looking statements will not be achieved. Actual results may be materially different from those expressed or implied in forward-looking statements and any projections and assumptions upon which these statements are based. These forward-looking statements are subject to a number of risks and uncertainties, including, but not limited to, those set out in the Investor Presentation lodged with ASX together with this communication and: (i) the risk that the Proposed Transaction may not be completed in a timely manner or at all; (ii) the failure to satisfy the conditions to closing of the Proposed Transaction, including the requisite approvals of the securityholders of Zip and Sezzle and the receipt of certain U.S. and foreign governmental and regulatory approvals; (iii) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; (iv) Sezzle’s and Zip’s ability to increase its merchant network, its base of consumers and underlying merchant sales; (v) Sezzle’s and Zip’s ability to effectively manage growth, sustain its growth rate and maintain its market share; (vi) impact of Sezzle’s and Zip’s exposure to consumer bad debts and insolvency of merchants; (vii) impact of key vendors or merchants failing to comply with legal or regulatory requirements or to provide various services that are important to Sezzle’s and Zip’s operations; (viii) impact of the integration, support and prominent presentation of Sezzle’s and Zip’s platform by its merchants; (ix) impact of exchange rate fluctuations in the international markets in which Sezzle and Zip  operate; (x) Sezzle’s and Zip’s ability to protect its intellectual property rights; (xi) Sezzle’s ability to achieve its public benefit purpose and maintain its B Corporation certification; (xii) the effect of the announcement or pendency of the Proposed Transaction on Sezzle’s and Zip’s business relationships, operating results and business generally and the responses of merchants and business partners to the announcement; (xiii) risks that the Proposed Transaction disrupts current plans and operations of Sezzle and Zip; (xiv) potential difficulties in retaining Sezzle and Zip customers and employees as a result of the Proposed Transaction; (xv) risks related to diverting the attention of the management of Sezzle and Zip from each party’s respective ongoing business operations, (xvi) Sezzle’s and Zip’s estimates of its financial performance, including requirements for additional capital and its ability to raise sufficient funds to meet its needs in the future; (xvii) changes in general economic or political conditions; (xviii) changes in the markets in which Sezzle and Zip competes, including with respect to its competitive landscape, technology evolution or regulatory changes; (xix) impact of the BNPL industry becoming subject to increased regulatory scrutiny; (xx) impact of the costs of complying with various laws and regulations applicable to the BNPL industry in the United States and the international markets in which Sezzle and Zip operate; (xxi) impact of macro-economic conditions on consumer spending; (xxii) slowdowns in securities trading or shifting demand for security trading product; (xxiii) the impact of natural disasters or health epidemics, including the ongoing COVID-19 pandemic; (xxiv) legislative or regulatory changes;  (xxv) impact of operating in a highly competitive industry; (xxvi) reliance on third party service providers; (xxvii) impact of a potential loss of Sezzle’s or Zip’s key partners and merchant relationships; (xxviii) competition in retaining key employees; (xxix) Sezzle’s and Zip’s reliance on new products and establishment and maintenance of its brand; (xxx) risks related to data security and privacy, including the impact of any data security breaches, cyberattacks, employee or other internal misconduct, malware, phishing or ransomware, physical security breaches, natural disasters, or similar disruptions; (xxxi) changes to accounting principles and guidelines; (xxxii) potential litigation relating to the Proposed Transaction that could be instituted against Sezzle, Zip or their respective directors and officers, including the effects of any outcomes related thereto; (xxxiii) the outcome of any legal proceedings that may be instituted against Zip or against Sezzle related to the merger agreement or the Proposed Transaction (which may result in significant costs of defense, indemnification and liability); (xxxiv) the price of Sezzle’s or Zip’s securities may be volatile due to a variety of factors; (xxxv) the ability to implement business plans, forecasts, and other expectations after the completion of the Proposed Transaction, and identify and realize additional opportunities; (xxxvi) unexpected costs, charges or expenses resulting from the Proposed Transaction; (xxxvii) the possibility that competing offers or acquisition proposals for Sezzle or Zip will be made, which could result in termination of the merger agreement; (xxxviii) the risk that Zip shareholders do not approve the Proposed Transaction and (xxxix) Zip’s ability to realize the potential synergies contemplated by the Proposed Transaction and integrate the business of Sezzle. The risks and uncertainties may be amplified by the COVID-19 pandemic (and related variants), which has caused significant economic uncertainty. The extent to which the COVID-19 pandemic (and related variants) impacts Zip’s or Sezzle’s businesses, operations, and financial results, including the duration and magnitude of such effects, will depend on numerous factors, which are unpredictable, including, but not limited to, the duration and spread of the outbreak, its severity, the actions to contain the virus or treat its impact, and how quickly and to what extent normal economic and operating conditions can resume. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Key risks” section of Zip’s Investor Presentation lodged with the ASX together with this communication, Sezzle’s registration statement on Form 10 (File No.000-56267) (the “Form 10”), Zip’s registration statement on Form F-4 and other documents filed by Zip or Sezzle from time to time with the ASX, the ASIC and/or the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements.

If any of these risks materialize or Sezzle’s and Zip’s assumptions prove incorrect, actual events and results could differ materially from those contained in the forward-looking statements. There may be additional risks that Sezzle and Zip presently do not know or that Sezzle and Zip currently believe is immaterial that could also cause actual events and results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Sezzle’s and Zip’s expectations, plans or forecasts of future events and views as of the date of this communication. Sezzle and Zip anticipates that subsequent events and developments will cause Sezzle’s and Zip’s assessments to change. While Sezzle and Zip may elect to update these forward-looking statements at some point in the future, Sezzle and Zip specifically disclaim any obligation to do so, unless required by applicable law. These forward-looking statements should not be relied upon as representing Sezzle’s and Zip’s assessment as of any date subsequent to the date of this announcement. Accordingly, undue reliance should not be placed upon the forward-looking statements. Sezzle and Zip do not give any assurance that either Zip or Sezzle, or the combined company, will achieve the results or other matters set forth in the forward-looking statements.

Additional Information and Where to Find It

This announcement relates to the Proposed Transaction. In connection with the Proposed Transaction, Zip will file a registration statement on Form F-4 with the SEC, a Notice of Extraordinary General Meeting in respect of the requisite Zip shareholder approvals and, to the extent required by ASIC, will file a prospectus in Australia with the ASIC in relation to the offer of Zip ordinary shares. The registration statement will include a document that serves as a prospectus of Zip and a proxy statement of Sezzle (the “proxy statement/prospectus”), and each party will file other documents regarding the Proposed Transaction with the SEC, ASIC and the ASX.

INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE ENTIRE REGISTRATION STATEMENT, PROXY STATEMENT / PROSPECTUS, NOTICE OF EXTRAORDINARY GENERAL MEETING, AUSTRALIAN PROSPECTUS (IF ANY), INCLUDING ALL AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, ASIC AND THE ASX IN CONNECTION WITH THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE, BECAUSE THEY DO AND THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION. A definitive proxy statement / prospectus and Australian prospectus (if any) will be mailed to the Sezzle stockholders when it becomes available. Investors and security holders will be able to obtain the registration statement, the proxy statement/prospectus, the Australian prospectus (if any) and all other relevant documents filed or that will be filed free of charge from the SEC’s website at www.sec.gov or the ASX’s website at www.asx.com.au.

The documents filed by Zip or Sezzle with the SEC, ASIC and the ASX also may be obtained free of charge at Zip’s or Sezzle’s website at http://investors.sezzle.com/ and https://zip.co/investors/.

No Offer or Solicitation

Neither this communication nor the Investor Presentation constitute an offer to buy or the solicitation of an offer to sell any securities in any jurisdiction, or a solicitation of any vote or approval of the Proposed Transaction. Nor may there be any offer, solicitation, or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

No securities described in this communication may be offered or sold in the United States absent registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”) and applicable U.S. state securities laws, or pursuant to an exemption from, or in a transaction not subject to, such registration requirements. Any securities offered in the Proposed Transaction will be registered under the Securities Act. This communication should not be construed in any manner as a solicitation or recommendation to any reader of this communication.

Participants in the Proposed Transaction

Zip, Sezzle and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from stockholders of Sezzle in connection with the Proposed Transaction. Information about Zip’s directors and executive officers is available in Zip’s Annual Report to Stockholders for the fiscal year ended 30 June 2021 filed with the ASX on 28 September 2021. Information concerning the ownership of Sezzle’s securities by Sezzle’s directors and executive officers is included in the Company’s Registration Statement on Form 10, filed with the SEC on 25 October 2021.

Other information regarding persons who may, under the rules of the SEC, be deemed the participants in the proxy solicitation of Sezzle’s stockholders in connection with the Proposed Transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the proxy statement / prospectus and other relevant materials to be filed with the SEC regarding the Proposed Transaction (if and when they become available). Securityholders, potential investors and other readers should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Zip or Sezzle as indicated above.

International offer restrictions

This communication is not a proxy statement or solicitation or a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Zip, Sezzle or the combined company, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Please refer to the international offer restrictions set out in the Investor Presentation for further information.

BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE ENTIRE REGISTRATION STATEMENT AND PROXY STATEMENT / PROSPECTUS, NOTICE OF EXTRAORDINARY GENERAL MEETING, AUSTRALIAN PROSPECTUS (IF ANY), (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) WHEN THEY BECOME AVAILABLE, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, ASIC AND THE ASX AND THE DEFINITIVE VERSIONS THEREOF (WHEN THEY BECOME AVAILABLE), AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and securityholders may obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Zip or Sezzle through the website maintained by the SEC at www.sec.gov and otherwise.